SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 17, 2006

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (SEC) on April 28, 2006.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006

(unaudited)

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006

(unaudited)

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (the “Company” or together with its subsidiaries, the “Group”) for the three months ended March 31, 2006. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty-seven years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and EBITDA under IFRS for the three months ended March 31, 2006 were US$121.7 million, US$41.2 million and US$80.5 million, respectively.

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars. Approximately 60% of the Group’s net operating costs are in sterling.

Final dividend

A final dividend of 10.95 cents (US dollars) per ordinary share (total dividend US$50.0 million) recommended by the Directors was approved and will be paid to Inmarsat plc (ultimate parent company) on May 24, 2006.

Commercial service of Inmarsat-4 F-2

The second Inmarsat-4 satellite, F-2, which was launched in November 2005, entered commercial service in January 2006 and now carries existing services and the new BGAN service in the Americas (Atlantic Ocean Region).

BGAN service now launched over 85% of the world’s landmass

The Group’s BGAN service has now been launched across the satellite footprints of the two new Inmarsat-4 satellites offering service to approximately 85% of the world’s landmass, covering approximately 98% of the world’s population. The BGAN service offers users simultaneous voice and broadband data usage from light, highly portable terminals currently provided by three terminal manufacturers Thrane & Thrane, Nera SatCom and Hughes Network Systems. A fourth terminal manufacturer, Add Value, will also start to supply low-cost terminals later this year. These terminal manufacturers offer BGAN terminals for sale to end-users through their respective networks following the launch of the BGAN service.

Handheld satellite voice communications market

In the presentation of the Group’s results for the 2005 financial year on March 9, 2006, the Group announced that it is actively pursuing a strategy to enable entry into the handheld satellite voice communication market. It is anticipated that this service should be available by the end of 2008.

Restructuring programme announced by management

In January 2006 the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

The redundancies primarily relate to those employees responsible for the completion of the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate organization is realigned towards the new business challenges. Redundancy and other restructuring costs of US$6.8 million have been recognized as an expense for the three months ended March 31, 2006, and we would expect to see full year annual savings of approximately $8.7 million in the next financial year.

Storage of third Inmarsat-4 satellite

The Group’s third Inmarsat-4 satellite has been delivered by Astrium and has been put into storage as a ground spare at Astrium’s facilities in accordance with the purchase contract until it is required for launch. The third satellite was always intended to be used as a ground spare; however now that we have successfully launched the first two Inmarsat-4 satellites we intend to launch this satellite when a suitable business case is developed.

De-orbiting of Inmarsat-2 F-3 satellite

The Group has commenced de-orbiting the Inmarsat-2 F-3 satellite in line with expectations due to the low levels of remaining on-board fuel and expects the process to be complete by the end of May 2006. All traffic was successfully migrated to one of the Inmarsat-3 satellites in April 2006. The Inmarsat-2 satellites have remained in commercial operation well beyond their original design lives of 10 years (useful lives in excess of 14 years). There are no incremental costs associated with de-orbiting this satellite.

Merging of Stratos and Xantic

In February 2006, Stratos Global Corporation completed the acquisition of Xantic B.V. As a result of the consolidation of these two distribution partners, the volume discount scheme will offer a higher level of discount in 2006 because of the higher total traffic volumes of the consolidated partners.

Restatement of 2005 results

The results for 2005 have been restated in accordance with IFRS as adopted by the EU following the Group’s adoption of IFRS in reporting its annual results for the year ended December 31, 2005. See note 7 for discussion of differences.

Disposal of subsidiaries

On September 2, 2005, the Group sold Invsat Limited a 100% owned subsidiary, to Nessco Limited. On October 17, 2005, the Group sold Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC.

Revenues

Revenues for the three months ended March 31, 2006 were US$121.7 million, a decrease of US$5.7 million, or 4%, compared with the three months ended March 31, 2005. Revenues excluding subsidiaries disposed of during 2005 decreased by 1%, from US$122.9 million to US$121.7 million. The table below sets out the components of the Group’s total revenue for each of the periods under review.

	Three months ended March 31,
	2006	2005
	(US$ in millions)
Revenues
Maritime sector:
voice services	24.7	26.6
data services	44.4	39.6

Total maritime sector	69.1	66.2
Land sector:
voice services	5.6	6.5

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

data services	24.4	28.5

Total land sector	30.0	35.0
Aeronautical sector	7.0	5.4
Leasing (incl. navigation)	13.8	14.5

Total mobile satellite communication services	119.9	121.1
Subsidiary revenues	—	4.5
Other income	1.8	1.8

Total revenue	121.7	127.4

	As at March 31,
	2006	2005
Active terminals(1)
Maritime	125,308	115,749
Land	74,224	72,740
Aeronautical	7,038	6,199

Total active terminals	206,570	194,688

(1)	Active terminals are terminals registered as at March 31 that have been used to access services at any time during the preceding twelve-month period.

During the three months ended March 31, 2006, revenues from mobile satellite communication services were US$119.9 million, a decrease of US$1.2 million, or 1%, compared with the three months ended March 31, 2005. Growth has been strong in the maritime data and aeronautical sectors, as a result of continued success in the newer services such as Fleet and Swift64; however this growth has been offset by the continued decline in land services and leasing. Additionally, in the three months ended March 31, 2005, land data revenues benefited from higher usage following the Tsunami in Asia. The maritime, land, aeronautical and leasing sectors accounted for 57%, 25%, 6% and 12% of total revenues from mobile satellite communication services respectively during the three months ended March 31, 2006.

Maritime Sector. During the three months ended March 31, 2006, revenues from the maritime sector were US$69.1 million, an increase of US$2.9 million, or 4%, compared with the three months ended March 31, 2005. This principally reflects an increase in data revenue offset by a decrease in voice revenue. Revenues from data services in the maritime sector during the three months ended March 31, 2006 were US$44.4 million, an increase of US$4.8 million, or 12%, compared with the three months ended March 31, 2005. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilization of Fleet services in the new-build market, and increased interest for smaller terminals with low-speed data capabilities such as Inmarsat-B and mini-M. Revenues from voice services in the maritime sector during the three months ended March 31, 2006 were US$24.7 million, a decrease of US$1.9 million, or 7%, compared with the three months ended March 31, 2005 primarily due to the continued decline in the higher priced analogue service as customers migrate to the newer and lower priced digital services in line with expectations. Historically voice revenues for maritime have also been affected by competition, change in mix away from analogue to digital and off-peak calling. This has been offset by growth in both the newer Fleet service and various promotions for mini-M and Inmarsat-B initiated to respond to increased competition.

Land Sector. In 2006, revenues from the land sector were US$30.0 million, a decrease of US$5.0 million, or 14%, compared with the three months ended March 31, 2005. Revenues from data services in the land sector during the three months ended March 31, 2006 were US$24.4 million, a decrease of US$4.1 million, or 14%, compared with the three months ended March 31, 2005. The decrease is a result of the decline in GAN high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT partially offset by strong demand and usage of R-BGAN across the Inmarsat-4 F1 satellite footprint. In addition 2005 land data revenues benefited from increased traffic for the GAN service, mainly as a result of the Tsunami disaster (originally estimated at approximately US$2.0 million). Revenues from voice services in the land sector during the three months ended March 31, 2006 were US$5.6 million, a decrease of US$0.9 million, or 14%, compared with the three months ended March 31, 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for the mini-M and Large Antennae mini-M services, from operators of hand-held satellite telephones who offer lower priced voice services.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

Aeronautical Sector. During the three months ended March 31, 2006, revenues from the aeronautical sector were US$7.0 million, an increase of US$1.6 million, or 30%, compared with the three months ended March 31, 2005. The increase continues to be attributed primarily to the Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand. Active terminals have increased by 13.5% between March 31, 2005 and March 31, 2006.

Leasing. During the three months ended March 31, 2006, revenues from leasing were US$13.8 million, a decrease of US$0.7 million, or 5%, compared with the three months ended March 31, 2005 as a result of the non-renewal of expired shorter term leases taken out in 2005. The number and value of leasing contracts in place at any one time can vary from period to period giving rise to variations in the level of leasing revenues.

Subsidiary revenues. Following the disposal of Invsat Limited and Rydex Corporation Limited in September 2005 and October 2005 respectively, subsidiary revenues were US$nil for the three months ended March 31, 2006, compared to US$4.5 million in the three months ended March 31, 2005.

Other income. Other income was US$1.8 million for the three months ended March 31, 2006 and in line with the three months ended March 31, 2005. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals.

Employee benefits costs

Employee benefits costs during the three months ended March 31, 2006 were US$20.9 million, a decrease of US$1.0 million, or 4.6% compared with the three months ended March 31, 2005. In the three months ended March 31, 2006 the Group recognized US$1.6 million of stock option costs (2005: US$0.3 million) relating principally to the all staff option scheme implemented in November 2004. Offsetting these costs was a reduction in subsidiary employee benefit costs of US$1.6 million following the disposal of Invsat Limited and Rydex Corporation Limited in September 2005 and October 2005 respectively. The remainder of the decrease relates to a reduction in the provision for staff bonuses.

Restructuring costs including termination benefits

In the three months ended March 31, 2006 the Group recognized US$6.8 million of termination costs related to the restructuring plan (2005: US$nil) discussed earlier. On a full year basis, this will generate annual savings of $8.7 million.

Network and satellite operations costs

Network and satellite operations costs during the three months ended March 31, 2006 were US$6.9 million compared to US$14.6 million during the three months ended March 31, 2005. In the three months ended March 31, 2005 the Group incurred costs for leasing satellite capacity from Thuraya of US$8.8 million. This contract was cancelled at the end of July 2005. The decrease in lease costs was offset in part by the commencement of warranties and additional costs for site service contracts on the Inmarsat-4 ground infrastructure that were not incurred to the same extent in 2005.

Other operating costs

Other operating costs during the three months ended March 31, 2006 were US$10.4 million, a decrease of US$4.5 million, or 30.2%, compared with the three months ended March 31, 2005. During the three months ended March 31, 2006 the Group recognized a foreign exchange gain of US$0.6 million due to the revaluation of certain foreign exchange contracts compared to a foreign exchange loss of US$1.2 million for the three months ended March 31, 2005.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

In addition the Group did not incur subsidiary operating costs in 2006 following their respective disposals in 2005 (2005: US$2.8 million).

Work performed by the Group and capitalized

Own work capitalized during the three months ended March 31, 2006 was US$3.8 million, a decrease of US$3.1 million, or 44.9%, compared with the three months ended March 31, 2005. Capitalisable expenditure has decreased following the continued completion process of the Inmarsat-4 programme and will continue to decrease in future quarters.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended March 31, 2006 was US$80.5 million, a decrease of US$2.4 million, or 2.9%, compared with the three months ended March 31, 2005. Excluding termination benefits of $6.8 million, adjusted EBITDA for the three months ended March 31, 2006 was US$87.3 million, an increase of US$4.4 million, or 5.3%, compared with the three months ended March 31, 2005. EBITDA margin has increased to 66% (adjusted EBITDA 72%) for the three months ended March 31, 2006 compared to 65% for the three months ended March 31, 2005.

Disposal of subsidiaries

In September 2005 and October 2005 the Group disposed of its interests in both Invsat Limited and Rydex Corporation Limited respectively. The impact of their respective disposals on the results for the three months ended March 31, 2005 and 2006 was as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Revenue	—	4.5
Employee benefit costs	—	(1.6)
Other operating costs	—	(2.8)

EBITDA	—	0.1

Depreciation and amortization

During the three months ended March 31, 2006, depreciation and amortization was US$39.3 million, an increase of US$14.8 million, or 60.4%, compared with the three months ended March 31, 2005. The increase relates to the additional depreciation on both the first (June 2005) and second (February 2006) Inmarsat-4 satellites following commencement of commercial service, in addition to various elements of the associated ground infrastructure also now being depreciated. The depreciation charge for the three months ended March 31, 2006 for the first Inmarsat-4 satellites and other associated assets was approximately US$15.3 million (2005: US$nil).

Operating profit

As a result of the factors discussed above, operating profit during the three months ended March 31, 2006 was US$41.2 million, a decrease of US$17.2 million, or 29.5%, compared with the three months ended March 31, 2005, the majority of which is accounted for by the higher depreciation charge.

Net interest payable

Interest payable for the three months ended March 31, 2006 was US$20.4 million, a decrease of US$21.5 million compared with the three months ended March 31, 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and made significant debt repayments. As a result interest costs have been reduced substantially. See ‘Liquidity and capital resources’.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

Interest receivable for the three months ended March 31, 2006 was US$1.0 million, a decrease of US$16.7 million compared with the three months ended March 31, 2005. The decrease principally relates to an unrealized foreign exchange gain on the revaluation of Euro-denominated Subordinated Preference Certificates (repaid in June 2005) of US$15.3 million recognized in 2005. See “Liquidity and capital resources”.

Profit before tax

During the three months ended March 31, 2006, profit before tax was US$21.8 million, a decrease of US$12.4 million compared with the three months ended March 31, 2005 with higher depreciation charges offset in part by lower net interest costs following the favorable restructuring of the Group’s debt portfolio.

Income tax expense

The tax charge for the three months ended March 31, 2006 was US$7.0 million, compared to US$11.6 million for the three months ended March 31, 2005. The decrease in the tax charge is largely driven by a decrease in profit.

Liquidity and capital resources

Following the London Stock Exchange listing on June 22, 2005 of Inmarsat plc (ultimate parent company) and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly.

The Group had net borrowings at March 31, 2006 of US$892.8 million primarily comprising Senior Credit Facility drawings of US$250.0 million, Senior Notes of US$290.4 million (net of US$20.0 million Senior Notes purchased by the Group), Senior Discount Notes of US$332.2 million, net of cash and cash equivalents and short-term deposits of US$39.2 million. See note 7.

On May 24, 2005 the Group’s subsidiary, Inmarsat Investments Limited, signed a new US$550 million Senior Credit Facility arranged by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with the IPO.

The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving committed facility incur interest at LIBOR plus an applicable margin initially set at 1.2%. The applicable margin is adjusted according to the company’s ratio of debt to cash flow using a grid. The US$300 million revolving committed facility was undrawn at March 31, 2006.

The New Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the Previous Senior Credit Facility of US$728.0 million and the outstanding balance of the Euro-denominated Subordinated Preference Certificates (€272.7 million).

In addition, on July 22, 2005 the Group redeemed US$167.1 million, being 35%, of the 7 5/8% Senior Notes 2012 issued by its subsidiary, Inmarsat Finance plc, which, including interest and redemption premium totaled US$185.9 million.

In December 2005, the Group’s subsidiary, Inmarsat Investments Limited, purchased US$10.0 million of the 7 5/8% Senior Notes 2012 issued by the Group’s subsidiary, Inmarsat Finance plc, including a premium on purchase of US$0.3 million. In March 2006, Inmarsat Investments Limited purchased a further US$10.0 million of the Senior Notes, paying a premium of US$0.3 million.

Net cash from operating activities during the three months ended March 31, 2006 was US$59.5 million compared to US$61.9 million during the three months ended March 31, 2005. The decrease relates to a reduction of US$0.8 million in interest income and movements in working capital.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the three months ended March 31, 2006—(Continued)

(unaudited)

Net cash used in investing activities during the three months ended March 31, 2006 was US$29.8 million compared with US$91.8 million generated from investing activities for the three months ended March 31, 2005. During the three months ended March 31, 2005 the Group had a US$151.7 million inflow from maturing short-term deposits (2006: US$nil). Offsetting the inflow in the three months ended March 31, 2005 was continued capital expenditure for the construction of the Group’s Inmarsat-4 satellites and associated ground infrastructure of US$59.9 million (2006: US$29.8 million).

Net cash used in financing activities during the three months ended March 31, 2006 was US$25.0 million compared to US$35.1 million during the three months ended March 31, 2005. In March 2006 the Group purchased US$10.0 million of Senior Notes and paid US$15.0 million of interest costs on Senior Notes and Facilities, a decrease of US$14.1 million on the first three months of 2005 as a result of the lower levels of debt as discussed above.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Seasonality

The Group’s revenues for the first and last months of each year are impacted by changes in demand from end-users during the holiday season. In particular, revenues from data services tend to decline during the holiday season, reflecting reduced business activity. Historically, the impact of this seasonal decline in data services on the results of operations has been limited, as the decline has been substantially offset by increased voice traffic. However, as data revenues increase as a percentage of total revenues, the Group expects the seasonal decline in the volumes may have a more pronounced effect on first and fourth quarter results. The impact of volume discounts increases over the course of each financial year with lower discount levels in early quarters and higher discounts in later quarters. The effect of these volume discounts will be most prominent in the fourth quarter. In addition the Commercial Framework Agreement requires us to provide minimum volume discounts of 6.5% of previous year’s revenues in 2005 and 7% of previous year’s revenues in 2006.

Recent Events

On May 9, 2006 Ms Kathleen Flaherty was appointed a non-executive director of Inmarsat plc (ultimate parent company) board. Ms Flaherty will also be a member of its Remuneration Committee. Ms Flaherty has extensive international experience of marketing and managing some of the world’s leading communications companies and she will make a valuation addition to the board. Previous experience includes Chief Marketing Officer of AT&T; President and Chief Operating Officer of Winstar International; Senior Vice President of Global Product Architecture for MCI Communications Inc and Marketing Director for National Business Communications at BT.

Subsequent to March 31, 2006 there have been no other material events, which would affect the information reflected in the consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Revenue	121.7	127.4
Employee benefit costs	(20.9)	(21.9)
Restructuring costs including termination benefits	(6.8)	—
Network and satellite operations costs	(6.9)	(14.6)
Other operating costs	(10.4)	(14.9)
Work performed by the Group and capitalized	3.8	6.9

EBITDA	80.5	82.9
Depreciation and amortization	(39.3)	(24.5)

Operating profit	41.2	58.4
Interest receivable and similar income	1.0	17.7
Interest payable and similar charges	(20.4)	(41.9)

Net interest payable	(19.4)	(24.2)

Profit before income tax	21.8	34.2
Income tax expense	(7.0)	(11.6)

Profit for the period	14.8	22.6

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(unaudited)

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Profit for the period	14.8	22.6
Movement in cash flow hedge reserve	2.3	2.7
Movement in cumulative translation reserve	—	(0.9)

Total recognized income for the period	17.1	24.4

INMARSAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

(unaudited)

	As at March 31, 2006	As at December 31, 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,314.8	1,319.1
Intangible assets	521.9	524.5
Derivative financial instruments	0.5	—

	1,837.2	1,843.6

Current assets
Cash and cash equivalents	39.2	35.3
Trade and other receivables	154.0	147.8
Inventories	0.3	0.3
Derivative financial instruments	2.5	2.3

	196.0	185.7

Total assets	2,033.2	2,029.3

Liabilities
Current liabilities
Trade and other payables	120.6	170.0
Borrowings	11.9	11.3
Provisions	6.9	0.4
Current income tax liabilities	23.1	23.0
Derivative financial instruments	1.8	3.6

	164.3	208.3

Non-current liabilities
Other payables	45.0	33.8
Borrowings	920.1	908.9
Provisions	38.6	37.6
Deferred income tax liabilities	163.2	157.6
Derivative financial instruments	—	0.3

	1,166.9	1,138.2

Total liabilities	1,331.2	1,346.5

Net assets	702.0	682.8

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	344.8	341.4
Retained earnings/(accumulated losses)	10.7	(5.1)

Total shareholders’ equity	702.0	682.8

INMARSAT HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Cash flow from operating activities
Cash generated from operations	58.9	60.3
Interest received	0.8	1.6
Income taxes (paid)/received	(0.2)	—

Net cash inflow from operating activities	59.5	61.9

Cash flow from investing activities
Short-term deposits	—	151.7
Purchase of property, plant and equipment	(29.8)	(59.9)

Net cash (used in)/provided by investing activities	(29.8)	91.8

Cash flow from financing activities
Arrangement costs of Senior Notes and Senior Discount Notes	—	(0.8)
Purchase of Senior Notes	(10.0)	—
Repayment of Subordinated Preference Certificates	—	(5.2)
Interest paid on Senior Notes and Facilities	(15.0)	(29.1)

Net cash used in financing activities	(25.0)	(35.1)

Foreign exchange adjustment	0.1	0.2

Net increase in cash and cash equivalents	4.8	118.8

Movement in cash and cash equivalents
At beginning of year	34.4	231.6
Net increase in cash and cash equivalents	4.8	118.8

As reported on balance sheet (net of bank overdrafts)	39.2	350.4

At end of period, comprising
Cash at bank and in hand	2.3	2.2
Short-term deposits with original maturity of less than 3 months	36.9	189.6
Restricted cash	—	159.9
Bank overdrafts	—	(1.3)

	39.2	350.4

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

These unaudited consolidated financial results were approved for issue by the Board of Directors on May 17, 2006.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted by the EU. There are no material differences for the Group between IFRS and IFRS as adopted by the EU. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

The unaudited Group results for the three months ended March 31, 2006 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F54 of the Consolidated Financial Statements for the year to December 31, 2005 as filed with the SEC on April 28, 2006.

Prior to 2005, the Group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS as adopted by the EU and implemented in the UK. See note 7 for differences between UK GAAP and IFRS.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

Basis of consolidation

The consolidated financial statements include the accounts of Inmarsat Holdings Limited and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiary undertakings have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements—(Continued)

‘Other’ in the three months ended March 31, 2006 principally comprises income from the provision of conference facilities and leasing surplus office space to external organizations.

‘Other’ in the three months ended March 31, 2005 principally comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005 in addition to income from the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended March 31, 2006
	Mobile satellite communications services	Other	Unallocated	Eliminations	Total
	(US$ in millions)
Revenue	120.4	1.3	—	—	121.7

Segment result (operating profit)	41.6	(0.4)	—	—	41.2
Net interest charged to the Income Statement	—	—	(19.4)	—	(19.4)

Profit before income tax				—	21.8
Income tax expense				—	(7.0)

Profit for the year					14.8

Segment assets	1,994.0	—	39.2	—	2,033.2
Segment liabilities	(224.8)	—	(1,106.4)	—	(1,331.2)
Capital expenditure	(32.3)	—	—	—	(32.3)
Depreciation	(34.9)	—	—	—	(34.9)
Amortization of intangible assets	(4.4)	—	—	—	(4.4)

	Three months ended March 31, 2005
	Mobile satellite communications services	Other	Unallocated	Eliminations	Total
	(US$ in millions)
Revenue	121.5	5.9	—	—	127.4

Segment result (operating profit)	58.7	(0.3)	—	—	58.4
Net interest charged to the Income Statement	—	—	(24.2)	—	(24.2)

Profit before income tax				—	34.2
Income tax expense				—	(11.6)

Profit for the year					22.6

Segment assets	2,043.7	12.7	192.9	(3.6)	2,245.7
Segment liabilities	(204.4)	(4.7)	(1,996.9)	(3.3)	(2,209.3)
Capital expenditure	(70.7)	—	—	—	(70.7)
Depreciation	(21.2)	(0.3)	—	—	(21.5)
Amortization of intangible assets	(3.0)	—	—	—	(3.0)

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements—(Continued)

4. EBITDA

Set forth below is a reconciliation of profit after taxation to EBITDA for each of the periods indicated:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Profit after tax	14.8	22.6
Add back:
Income tax expense	7.0	11.6
Net interest payable	19.4	24.2
Depreciation and amortization	39.3	24.5

EBITDA	80.5	82.9

5. Net interest payable

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Interest and facility fees payable on bank loans, overdrafts and finance leases	(0.5)	(0.4)
Interest on Senior Notes and Senior Credit Facilities	(9.6)	(19.2)
Accretion of discount on the principal of the Subordinated Preference Certificates	—	(10.5)
Accretion of discount on the Senior Discount Notes	(8.6)	(7.8)
Amortization of debt issue costs	(0.7)	(2.0)
Interest rate swap	—	(1.2)
Unwinding of discount on deferred satellite liabilities	(1.0)	(0.6)
Other interest	—	(0.2)

Total interest payable and similar charges	(20.4)	(41.9)

Bank interest receivable and other interest	0.5	2.4
Interest rate swap	0.5	—
Currency revaluation of Subordinated Preference Certificates	—	15.3

Total interest receivable and similar income	1.0	17.7

Net interest payable	(19.4)	(24.2)

6. Net borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at March 31, 2006			As at December 31, 2005
	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
	(US$ in millions)
New Senior Credit Facility	250.0	(2.2)	247.8	250.0	(2.3)	247.7
Senior Discount Notes, 10.375%	332.2	(8.5)	323.7	332.2	(8.7)	323.5
– Accretion of discount on the principal	13.0	—	13.0	4.4	—	4.4
Senior Notes	290.4	(10.2)	280.2	300.4	(10.6)	289.8
Premium on Senior Notes	1.3	—	1.3	1.3	—	1.3
Deferred satellite payments	66.0	—	66.0	52.6	—	52.6
Bank overdrafts	—	—	—	0.9	—	0.9

Total Borrowings	952.9	(20.9)	932.0	941.8	(21.6)	920.2

Cash at bank and in hand	(2.3)	—	(2.3)	(1.6)	—	(1.6)
Short-term deposits with original maturity of less than 3 months	(36.9)	—	(36.9)	(33.7)	—	(33.7)

Net debt	913.7	(20.9)	892.8	906.5	(21.6)	884.9

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements—(Continued)

7. Reconciliation of profit under UK GAAP to IFRS for the three months ended March 31, 2005

Reconciliation of profit under UK GAAP to IFRS for the three months ended March 31, 2005:

	UK GAAP (as reported)	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	127.4	—		127.4
Employee benefit costs	(21.9)			(21.9)
Network and satellite operations costs	(14.6)	—		(14.6)
Other operating costs	(13.9)	(1.0	)(a)	(14.9)
Work performed by the Group and capitalized	6.9	—		6.9

EBITDA	83.9	(1.0)		82.9
Depreciation and amortization	(29.5)	5.0	(b)	(24.5)

Operating profit	54.4	4.0		58.4
Interest receivable	17.7	—		17.7
Interest payable and similar charges	(41.9)	—		(41.9)

Net interest payable	(24.2)	—		(24.2)

Profit before income tax	30.2	4.0		34.2
Income tax expense	(12.8)	1.2	(a),(c)	(11.6)

Profit for the year	17.4	5.2		22.6

(a)	Foreign currency translation

In applying IAS 39, ‘Financial Instruments: Recognition and Measurement’ the Group is required to recognize on the balance sheet all cash flow and fair value hedges previously not recognized under UK GAAP. The movements in the fair value of ineffective hedges are taken through the profit and loss.

(b)	Intangible assets

In adopting IAS 38, ‘Intangible assets’ the Group does not amortize goodwill, instead it is subject to an annual impairment review. Under UK GAAP goodwill is amortized over 20 years.

The credit arising from the adoption of IAS 38 on the Group’s consolidated Income Statement in respect of goodwill amortization is US$5.0 million for the three months ended March 31, 2005.

(c)	Deferred income tax

The scope of IAS 12, ‘Income taxes’ is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, the Group’s IFRS opening Balance Sheet at January 1, 2004 includes additional deferred tax liabilities of US$46.9 million in respect of differences between the carrying value and tax written down value of the Group’s assets.

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements—(Continued)

8. Summary of differences between IFRS and United States GAAP

The consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

The following table contains a summary of the material adjustments to profit for the financial period between IFRS and US GAAP:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
Profit for the financial year as reported under IFRS	14.8	22.6
US GAAP adjustments:
Pension plans	0.1	0.3
Interest and cross currency swaps	0.2	0.6
Deferred taxation	(5.2)	(7.1)
Facility fees	(0.1)	—
Development costs	0.8	(1.6)
Amortization of development costs	0.3	0.3
Depreciation on tangible fixed assets	(0.3)	(0.3)
UK National Insurance on stock options	0.3	—
Capitalized interest	8.7	20.0
Deferred income on sale and leaseback	0.1	0.4
Amortization of network and satellite costs	0.1	—
Amortization of other intangibles	(0.4)	(0.4)

Total US GAAP adjustments	4.6	12.2

Net income under US GAAP	19.4	34.8

The following table contains a summary of the material adjustments to shareholders’ funds between IFRS and US GAAP:
	As at March 31, 2006	As at December 31, 2005
	(US$ in millions)
Total shareholders funds as reported under IFRS	702.0	682.8
US GAAP adjustments:
Pension plans	15.9	15.8
Deferred taxation	(71.4)	(60.6)
Facility fees	2.4	2.5
Development costs	(60.0)	(61.1)
Tangible assets	4.4	4.7
Goodwill	(155.2)	(155.2)
UK National Insurance on stock options	2.5	2.2
Network and satellite costs	(8.3)	(8.4)
Deferred income on sale and leaseback	(57.2)	(57.3)
Capitalized interest	151.2	142.5
Intangibles	72.9	73.3

Total US GAAP adjustments	(102.8)	(101.6)

Shareholders’ equity under US GAAP	599.2	581.2

INMARSAT HOLDINGS LIMITED

Notes to the Consolidated Financial Statements—(Continued)

Set forth below is a reconciliation of EBITDA under IFRS to EBITDA under US GAAP for each of the periods indicated:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(US$ in millions)
EBITDA (IFRS)	80.5	82.9
Adjustments:
Pension plans	0.1	0.3
UK National Insurance on stock options	0.3	—
Development costs	0.8	(1.6)
Deferred income on sale and leaseback	0.1	0.4

EBITDA (US GAAP)	81.8	82.0

9. Risk Factors

Many statements contained in this report are forward-looking in nature. These statements are based on current plans, intentions or expectations. Key risks to our Group are described in our Form 20-F Annual Report as filed with the Securities and Exchange Commission on April 28, 2006 for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: May 17, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: May 17, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer